Trading Symbols (TSX V:LMD; OTC BB: LNGMF)

151 Bloor St West                                       Kenzo Oriental Tower 11K

Suite 703                                                        48 Dongzhimenwai Dajie

Toronto, Ontario                                                    Dongcheng District

Canada M5S 1S4                                                 Beijing 100027 China

Tel :  416.927.7000                                               Tel:  86.10.5160.0689

Fax : 416.927.1222                                              Fax:  86.10.5160.0788

www.lingomedia.com

PRESS RELEASE	FOR IMMEDIATE RELEASE

LINGO MEDIA INTENDS TO PROCEED WITH THE ACQUISITION OF SPEAK2ME

Toronto, Canada, August 24, 2007 – Lingo Media Inc. (TSX-V:LMD; OTC BB: LNGMF) (“Lingo Media”)  is pleased to announce that it has completed its due diligence on Speak2Me Inc. ("Speak2Me") and it intends to proceed with the acquisition of all of the issued and outstanding shares of Speak2Me (the "Acquisition"), previously announced in a press release on June 15, 2007.  The Acquisition will be completed by way of a share exchange agreement to be entered into by Lingo Media, Speak2Me and all of the shareholders of Speak2Me.

About Speak2Me

Speak2Me is a new media company that has developed proprietary software utilizing speech recognition and avatar technology. Speak2Me is now creating an online social networking service for English language learners around the world built around its software for the teaching and practice of spoken language.

About Lingo Media (TSX V:LMD; OTC BB:LNGMF)

Lingo Media is a publisher and distributor of educational program in China and Canada.

In China, the Company publishes print, audio/video cassette and CD-based English language learning programs for students and teachers from pre-school through university. Lingo Media has an established presence in the Chinese educational market of more than 200 million English language students.  To date, over 165 million units from Lingo Media's library of more than 300 program titles have been published and sold in China.  While Lingo Media remains focused on its royalty-based educational publishing business, it is advancing its China Expansion Plan to establish itself as a distributor of educational print media including books, newspapers and magazines in China.

In Canada, Lingo Media specializes in the field of early childhood cognitive development, through its recent acquisition of A+, which distributes educational materials along with its unique curriculum.  A+ has been operating in Canada for over ten years through its four offices in Calgary, Edmonton, Vancouver and Toronto. Lingo Media plans to introduce A+’s learning system and products to parents of pre-school children in China.

For further information, contact:
Lingo Media

Michael Kraft, President & CEO Tel: (416) 927-7000, ext. 23 Toll Free Tel: (866) 927-7011 Fax: (416) 927-1222 Email: investor@lingomedia.com To learn more, visit www.lingomedia.com

Portions of this press release include "forward-looking statements", which may be understood as any statement other than a statement of historical fact.  Forward-looking statements contained in this press release are made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995.  These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances.  Actual results may vary materially from management's expectations and projections expressed in this press release.  Certain factors that can affect the Company's ability to achieve projected results are described in the Company's Annual Report 20-F and other reports filed with the Securities and Exchange Commission.

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THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS PRESS RELEASE.

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